# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JAB Acquisition Corp I, CIK 0002128739
CUSIP: G50004129
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 270 SYLVAN AVENUE SUITE 2230, ENGLEWOOD CLIFFS, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000919185

## Reporting persons
- Highbridge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,638,750; shared voting power 0; sole dispositive power 1,638,750; shared dispositive power 0; aggregate amount beneficially owned 1,638,750 (8.8% of the class)

## Item 1. Issuer
Name of issuer: JAB Acquisition Corp I
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, NJ, 07632

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), of JAB Acquisition Corp I, a Cayman Islands exempted company (the "Issuer"), directly held by the Highbridge Funds;

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.

The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the units which include the Class A Ordinary Shares is G50004129.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 390 Madison Avenue, 28th Floor, New York, NY 10017.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 18,605,000 Class A Ordinary Shares outstanding, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 10, 2026 and the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2026, after giving effect to the completion of the offering, the consummation of the simultaneous private placement, the full exercise of the underwriters' over-allotment option and the issuance of 95,000 Class A Ordinary Shares to the Issuer's three independent directors, all as described therein.
Percent of class: 8.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein. Highbridge Tactical Credit Master Fund, L.P., a Highbridge Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the outstanding Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, By: Kirk Rule, Executive Director (08/14/2026)